UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

File No.[•]

	)	APPLICATION PURSUANT TO SECTION 9(c)
In the Matter of	)	OF THE INVESTMENT COMPANY ACT OF
	)	1940 FOR TEMPORARY AND PERMANENT
GE ASSET MANAGEMENT INCORPORATED	)	ORDERS EXEMPTING APPLICANTS
1600 Summer Street	)	FROM THE PROVISIONS OF SECTION 9(a)
Stamford, CT 06905)		OF SUCH ACT
)
GE INVESTMENT DISTRIBUTORS, INC.	)
1600 Summer Street	)
Stamford, CT 06905)
)
GE FUNDING CAPITAL MARKET SERVICES, INC.	)
201 High Ridge Road	)
Stamford, CT 06905)

GE Asset Management Incorporated
GE Investment Distributors, Inc.
GE Funding Capital Market Services, Inc.
(Names of Applicants)
See Above
(Addresses of Applicants’ principal executive offices)

Matthew Simpson, Esq. Executive Vice President and General Counsel GE Asset Management Incorporated 1600 Summer Street Stamford, CT 06905	Colin Burrell, Esq. Senior Counsel GE Funding Capital Market Services 201 High Ridge Road Stamford, CT 06905	Craig Stewart, Esq. Arnold & Porter LLP 399 Park Avenue New York, NY 10022-4690

(Names and addresses of persons to whom communications should be directed)

GE Asset Management Incorporated (“GEAM”), GE Investment Distributors, Inc. (“GEID,” together with GEAM, the “Adviser/Underwriter Applicants”) and GE Funding Capital Market Services, Inc. (“GE Funding CMS” or “the Settling Party,” together with the Adviser/Underwriter Applicants, the “Applicants”) each hereby applies pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) an order of temporary exemption from Section 9(a) pending the determination of the Securities and Exchange Commission (the “Commission”) on this application (“Application”) for an order of permanent exemption and (ii) a permanent order exempting it from the provisions of Section 9(a) of the Act in respect of the Injunction, as described below, that has been entered against GE Funding CMS.

Other than the Adviser/Underwriter Applicants, no existing company of which the Settling Party is an affiliated person currently serves as an investment adviser (as defined in Section 2(a)(20) of the Act), depositor, or principal underwriter (as defined in Section 2(a)(29) of the Act) for any registered investment company, including registered management companies, registered unit investment trusts (“UITs”), or registered face amount certificate companies, or investment adviser to employees’ securities companies (as defined in Section 2(a)(13) of the Act) subject to Section 9 of the Act (“ESCs”).  Applicants request that any relief granted by the Commission pursuant to this Application also apply to any other existing company of which the Settling Party is an affiliated person within the meaning of Section 2(a)(3) of the Act and to any other company of which the Settling Party may become an affiliated person in the future (together with the Applicants, the “Covered Persons”).  Applicants request that the temporary order remain in effect until the Commission acts on the Application for the permanent order.

I.	Background

A. Adviser/Underwriter Applicants and the Other Covered Persons

GE Funding CMS is a Delaware corporation and a wholly-owned, indirect subsidiary of a public corporation, General Electric Company (“GE”).  GE is a large and diversified technology, media, and financial services company.  It serves customers in more than 100 countries and employs more than 300,000 people worldwide.  GE Funding CMS does not currently serve as investment adviser, sub-adviser, depositor or principal underwriter to any Funds.1

GEAM, a Delaware corporation, is registered as an investment adviser with the Commission pursuant to Section 203(a) of the Investment Advisers Act of 1940, as amended (“Advisers Act”).  As reported in its Form ADV dated November 2010, GEAM provided the following investment advisory services to 200 accounts: portfolio management for investment companies; portfolio management for businesses or institutional clients (other than investment companies); selection of other advisers; and recommendations of securities transactions to one client that retains responsibility for effecting each recommendation.  As reported in its Form ADV dated November 2010, GEAM had assets under management of approximately $120 billion.  GEAM serves as an investment adviser or sub-adviser to a number of Funds, which are identified in Exhibit A.2  GEAM currently does not serve as depositor or principal underwriter of any Fund, but it may seek to do so in the future.  GEAM is a direct, wholly-owned subsidiary of GE.

GEID is registered as a broker-dealer with the Commission pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  GEID is a member of the self-regulatory organization, the Financial Industry Regulatory Authority, Inc. (“FINRA”), and is registered with 53 states and territories.  GEID currently conducts four types of businesses: mutual fund underwriter; mutual fund retailer; broker-dealer selling limited partnerships in primary distributions; and placement agent for private placements of securities that are managed by GEAM or third parties.  GEID serves as principal underwriter to a number of Funds identified in Exhibit A.  GEID currently does not serve as investment adviser or depositor of any Fund or as a principal underwriter for any registered unit investment trust or registered face amount certificate company, but it may seek to do so in the future.  GEID is, through GEAM, an indirect, wholly-owned subsidiary of GE.

The ultimate parent of GEAM, GEID and GE Funding CMS is GE.  The Adviser/Underwriter Applicants, as subsidiaries of the same ultimate parent, are under common control with the Settling Party.  Therefore, the Settling Party is an affiliated person of the Adviser/Underwriter Applicants within the meaning of Section 2(a)(3) of the Act.

B. The Consent and Injunction

On December 23, 2011, the Commission filed a complaint (the “Complaint”) against the Settling Party in the District Court of New Jersey (the “District Court”) in a civil action captioned Securities and Exchange Commission v. GE Capital Funding Market Services, Inc., 2:11-cv-07465-WJM-MF.  The Complaint alleged that, from August 1999 through September 2004, the Settling Party engaged in fraudulent practices and made misrepresentations and omissions in connection with bidding on municipal reinvestment instruments.  The Complaint alleged that the Settling Party engaged in fraudulent practices, misrepresentations and omissions that affected the prices of certain reinvestment instruments, deprived certain municipalities of a presumption that their reinvestment instruments were purchased at fair market value, and/or jeopardized the tax-exempt status of certain securities.  Based on the alleged misconduct described above, the Complaint alleged that GE Funding CMS violated Section 17(a) of the Securities Act.

_______________________
1 “Funds” refer to any registered investment company, business development company or ESC for which a Covered Person serves as an investment adviser, sub-adviser, general partner or depositor , or any registered open-end investment company, registered UIT, registered face amount certificate company for which a Covered Person serves as principal underwriter.
2 Several of the Funds listed in Exhibit A are open-end management investment companies registered under the Act and are ESCs as defined in Section 2(a)(13) of the Act.  The ESCs provide investment opportunities for certain employees, officers, and directors of GEAM and its affiliates, and other eligible participants.

In settlement of this action, the Settling Party submitted an executed Consent of the Defendant GE Funding CMS (the “Consent”).  In the Consent, solely for the purpose of the proceeding brought by or on behalf of the Commission or in which the Commission is a party, the Settling Party agreed to consent to the entry of an injunction as described below, without admitting or denying allegations made in the captioned proceeding (other than those relating to the jurisdiction of the District Court over it and the subject matter, solely for the purposes of this action).

On [•], 2011, the District Court entered a judgment against GE Funding CMS (the “Final Judgment”) that enjoined GE Funding CMS from violating, directly or indirectly, Section 17(a) of the Securities Act (the “Injunction”).3  Additionally, pursuant to the Final Judgment, GE Funding CMS will pay disgorgement in the amount of $10,625,799.64, prejudgment interest in the amount of $3,775,989, and a civil monetary penalty of $10,500,000.

II. Application of Section 9 of the Act

Section 9(a)(2) of the Act provides, in relevant part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act or as a principal underwriter for any registered open-end investment company, registered UIT, or registered face amount certificate company, or as investment adviser of an ESC (such activities, collectively, “Fund Service Activities”), if the person, by reason of any misconduct, is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from, among other things, acting as, engaging in or continuing any conduct or practice in connection with the purchase or sale of any security.  Section 9(a)(3) of the Act extends the prohibitions of Section 9(a)(2) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2).  “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person.

The entry of the Injunction would result in a disqualification of the Settling Party under Section 9(a)(2) because it would be permanently enjoined by the District Court from engaging in or continuing particular conduct or practice in connection with the purchase or sale of any security.  Taken together, Sections 9(a)(2) and 9(a)(3) would have the effect of precluding the Adviser/Underwriter Applicants from providing advisory or sub-advisory services to, or serving as depositor of, any Fund, and would preclude such Adviser/Underwriter Applicants from serving as principal underwriter for any Fund that is a registered open-end investment company, registered UIT, or registered face amount certificate company.  The entry of the Injunction results in a disqualification of such Adviser/Underwriter Applicants under Section 9(a)(3) because GE Funding CMS is an affiliated person of the Adviser/Underwriter Applicants and has, by consenting to the entry of the Injunction, become subject to an injunction described in Section 9(a)(2).  Other Covered Persons similarly would be disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a Fund.

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant a person an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, if the person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe or (2) the conduct of the person has been such as not to make it against the public interest or the protection of investors to grant the exemption.  In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a).4

_______________________
3Securities and Exchange Commission v. GE Funding Capital Market Services, Inc. Case No [•].
4Cf. Applications for Relief from Disqualification, Investment Company Act Release No.8689 (Feb. 26, 1975).

In light of the Action, the Applicants submit this Application pursuant to Section 9(c) of the Act.  In order to ensure the eligibility of the Adviser/Underwriter Applicants to continue to serve as investment adviser or sub-adviser of the Funds, or principal underwriter for each Fund that is a registered open-end investment company, and of the Adviser/Underwriter Applicants and other Covered Persons to serve in the future as investment adviser, sub-adviser or depositor of any Fund, or principal underwriter for any Fund that is a open-end investment company, registered UIT, or registered face amount certificate company, Applicants seek (1) an order granting the requested relief to the Adviser/Underwriter Applicants and any other Covered Persons on a temporary basis pending the Commission’s determination with respect to a permanent exemption, and (2) a permanent order of the Commission exempting the Adviser/Underwriter Applicants and any other Covered Persons from the provisions of Section 9(a) of the Act.

III. Statement in Support of Application

In support of their position that the Commission should issue the orders granting the temporary and permanent exemptions requested above from the provisions of Section 9(a) of the Act, the Applicants assert the following statements.

A. The Limited Scope of the Alleged Misconduct

The alleged conduct giving rise to the Final Judgment did not involve any of the Applicants acting in the capacity of investment adviser, sub-adviser, or depositor for a Fund.  The alleged conduct did not relate to the Funds’ management or distribution.  The alleged conduct did not involve any Fund or the assets of any Fund.

The legislative history of Section 9 of the Act indicates that the purpose of the section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”5  At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships.  It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations such as the Applicants.  As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case.  That is, it was not intended that an investment company would have to be deprived of its management or distribution because of alleged violations that are not related to the manager’s or distributor’s activities.  In the absence of improper practices relating to their Fund business, therefore, Applicants submit that Section 9(a) should not operate to bar them from serving the Funds and their shareholders.

As a result of the foregoing, the conduct of Adviser/Underwriter Applicants has not been such as to make it against the public interest or the protection of investors to grant the Application.

B. Hardships on the Funds and their Shareholders

The inability of the Adviser/Underwriter Applicants to continue to serve as investment adviser or subadviser of the Funds or principal underwriter for the Funds that are registered open-end investment companies would result in the Funds and their shareholders facing potentially severe hardships.  Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Adviser/Underwriter Applicants because those disqualifications would deprive the shareholders of the Funds of the investment advisory or sub-advisory and underwriting services that shareholders expected the Funds would receive when they decided to invest in the Funds.  In addition, the Funds would have to expend time and other resources to engage substitute advisers or sub-advisers and principal underwriters.  The prohibitions of Section9(a) could, therefore, operate to the detriment of the financial interests of such Funds and their shareholders.

_______________________
5 Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

C. Adverse Effect on Applicants

The Injunction subjects each of the Applicants to the prohibitions of Section 9(a) of the Act solely because Settling Party is an affiliated person of these companies within the meaning of the Act.  Only the Settling Party was a party to the Action and was alleged in the Complaint to have been involved in the activities that form the basis for the Injunction.  The Complaint does not contain any specific allegations that any director, officer, or employee of either of the Adviser/Underwriter Applicants, who is or was involved in providing advisory, depository, or principal underwriting services to the Funds, participated in the conduct that resulted in the Injunction.  Any director, officer, or employee of the Settling Party who allegedly was responsible for, or had any involvement in, the conduct that resulted in the Injunction is no longer employed by the Settling Party and is not, and will not be, involved in providing advisory, depository, or underwriting services to the Funds.

Prohibiting the Adviser/Underwriter Applicants from engaging in Fund Service Activities would not only adversely affect their business, but would also adversely affect their employees who are involved in these activities.  The Adviser/Underwriter Applicants have committed substantial resources to establish an expertise in providing services covered by Section 9(a) of the Act to the Funds.  Approximately 460 employees of the Adviser/Underwriter Applicants are actively involved in the provision of Fund Service Activities (not including a large number of employees of the Adviser/Underwriter Applicants who support the approximately 460 employees who would be adversely affected if the Applicants could no longer offer the Funds to its customers).  Prohibiting the Adviser/Underwriter Applicants from serving as investment adviser or sub-adviser of and/or principal underwriter for Funds not only would affect Adviser/Underwriter Applicants’ businesses adversely, but also Adviser/Underwriter Applicants’ employees.  For these reasons, the imposition of the Section 9(a) disqualification on the Adviser/Underwriter Applicants would be unduly and disproportionately severe.

Disqualifying the relevant Adviser/Underwriter Applicants from continuing to provide investment advisory services is not in the public interest or in furtherance of the protection of investors, and such disqualification would frustrate the expectations of the eligible employees who invested in the ESCs.  Because the ESCs have been formed for certain employees, officers, and directors of GE and its affiliates, it would not be consistent with the purposes of the employees’ securities company provisions of the Act or the terms and conditions of the ESC exemptive orders to require another entity not affiliated with GE to manage the ESCs.  In addition, participating employees of GE and its affiliates likely subscribed for interests in the ESCs with the expectation that the ESCs would be managed by GEAM.  Finally, disqualifying the Applicants from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe given the remedial actions that GE Funding CMS has taken to address the activity alleged in the Complaint.

D. Involvement of Applicants’ Personnel

To the best of Applicants’ knowledge, none of the current or former directors, officers, or employees of the Adviser/Underwriter Applicants that were involved in providing Fund Service Activities had any knowledge of or involvement in the violative conduct alleged in the Complaint.  Because the personnel of the Adviser/Underwriter Applicants did not participate in the conduct alleged in the Complaint to have constituted the violations that provide a basis for the Injunction, the shareholders of the Funds were not affected any differently than if those Funds had received services from a non-affiliated investment adviser or principal underwriter.  In addition, the conduct described in the Complaint did not involve the assets of any of the Funds.  Applicants further represent that the personnel at the Settling Party who had any responsibility for, or involvement in, the violations alleged in the Complaint are no longer employed by the Settling Party and have had no, and in the present or future will not have any, involvement in providing Fund Service Activities to the Funds.  Therefore, the Funds to which Adviser/Underwriter Applicants provided Fund Service Activities would not have been affected any differently if companies not affiliated with the Settling Party had provided such services to those Funds.

Applicants believe that the conduct of Adviser/Underwriter Applicants has been such as not to make it against the public interest or the protection of investors to grant the requested exemption from Section 9(a).

E. Remedial Actions to Address the Conduct Alleged in the Complaint

After extensive investigation, the Commission staff and GE Funding CMS have negotiated a settlement reflected in the Complaint, the Consent, the Final Judgment and the Injunction.  GE Funding CMS is also in the process of negotiating a settlement with the Internal Revenue Service (“IRS”) with respect to the alleged misconduct, and contemplates entering into a closing agreement to be executed upon receipt of payment.  As part of that closing agreement, the IRS will agree that for purposes of determining compliance by affected bond issuers with the arbitrage requirements of Section 148 of the Internal Revenue Code of 1986, as amended, the transactions affected by the conduct at issue will be deemed to have been entered into on terms which represented the fair market value of such transactions and the bondholders of the affected bond issues will not be required to include in their gross income any interest on the affected bond issues because of the conduct at issue.

F. Actions Taken with Respect to the Funds

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of investors, the Adviser/Underwriter Applicants undertake that they will, as soon as reasonably practical, distribute to the boards of directors (“Boards”) of the Funds written materials describing the circumstances that led to the Injunction, any impact on the Funds and this Application.  The written materials will include an offer to discuss the materials at an in-person meeting with each Board for which the Adviser/Underwriter Applicants provide Fund Service Activities, including the directors who are not “interested persons” of such Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in rule 0-1(a)(6) under the Act, to the extent applicable.  The Adviser/Underwriter Applicants undertake to provide such Funds’ Boards with the information concerning the Injunction and this Application necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws and will provide them a copy of the Judgment as entered by the District Court.

G. Prior Section 9(c) Applications Filed

Certain of the Applicants and their affiliates previously have applied for and obtained the following orders under Section 9(c).

General Electric Company, Ionics, Inc. and Amersham PLC

On July 30, 2010, a federal district court entered an injunction against General Electric Company (“GE”), Ionics, Inc. (“Ionics”) and Amersham plc (“Amersham”).  SEC v. General Electric Company, Final Judgment as to General Electric Company, 1:10-cv-1258 (RWR) (D.D.C. July 30, 2010).  The Commission’s complaint alleged that from 2000 to 2003, four subsidiaries of GE, including Ionics and Amersham, authorized and made payments in the form of cash, medical equipment, and services to Iraqi government ministries through agents on sales of products to Iraq under the United Nations Oil for Food Program.

GEAM and GEID sought a section 9(c) order.  On August 25, 2010, the Commission permanently exempted GEAM, GEID and all companies that are directly or indirectly controlled by GE from the prohibitions of Section 9(a) of the Act with respect to the injunction.  Investment Company Act Release Nos. 29374 (July 30, 2010) (notice and temporary order and 29385 (August 25, 2010) (permanent order).

General Electric Company

On June 11, 2009, a federal district court entered an injunction against GE in an action brought by the Commission.  SEC v. General Electric Company, Final Judgment as to General Electric Company, 3:09 CV 1235 (RNC) (D. Conn. Aug. 11, 2009).  The Commission’s complaint alleged that in 2002 and 2003, high level GE accounting executives or other finance personnel approved accounting that was not in compliance with generally accepted accounting principles (GAAP) so as to increase earnings or revenues or to avoid reporting negative financial results.  GE consented to the entry of the injunction, as well as civil penalties.

GEAM and GEID sought a Section 9(c) order.  On September 9, 2009, the Commission permanently exempted GEAM, GEID, and all companies that are directly or indirectly controlled by GE from the prohibitions of Section 9(a) of the Act with respect to the injunction.  Investment Company Act Release Nos. 28845 (August 11, 2009) (notice and temporary order) and 28899 (September 9, 2009) (permanent order).

General Electric Company and GE Investment Management, Incorporated6

On or about June 4, 1987, a federal district court entered an injunction against Kidder, Peabody & Co., Incorporated (“Kidder”) in an action brought by the Commission.  SEC v. Kidder, Peabody & Co., Incorporated, Civil Action No. 3869 (S.D.N.Y.).  The Commission’s complaint alleged that Kidder traded securities while in possession of material, nonpublic information received from an arbitrageur at another New York City investment bank and illegally “parked” securities on behalf of entities controlled by Ivan F. Boesky.  Kidder consented to the entry of the injunction, as well as the payment of civil penalties.  At the time of the settlement, GE controlled Kidder.

GE and GEIC sought a Section 9(c) order.  On June 30, 1987, the Commission permanently exempted GE, GEIC, and all companies that are directly or indirectly controlled by GE, other than Kidder, Peabody Group Inc. (“Group”), Kidder, or any company controlled by Group or Kidder, from the prohibitions of Section 9(a) of the Act with respect to the Kidder injunction.  Investment Company Act Release Nos. 15766 (June 4, 1987) (notice and temporary order) and 15834 (June 30, 1987) (permanent order).

The previously obtained 9(c) orders were necessitated by actions involving facts and circumstances that do not bear on this Application.  This Application should be evaluated on its own merits, and granted for the reasons discussed above.

G. Applicants’ Condition

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following condition:

Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

H. Conclusion

For the reasons set forth above, each of the Applicants meets the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully applies on behalf of themselves and the Covered Persons for the entry of the following orders by the Commission as soon as may be practicable:

1.  that, pursuant to Section 9(c) of the Act, each of the Applicants and the other Covered Persons be temporarily exempted from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Final Judgment pending final determination by the Commission of the Application for an order permanently exempting the Applicants and the other Covered Persons from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Final Judgment; and

2.  that, pursuant to Section 9(c) of the Act, each of the Applicants and the other Covered Persons be permanently exempted from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Final Judgment.

IV. Authorization

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Matthew Simpson, Esq.
Executive Vice President and General Counsel
GE Asset Management Incorporated
3001 Summer Street
Stamford, CT 06904

_______________________
6 In January 2000, GE Investment Management, Incorporated, a registered investment adviser, changed its name to GEAM, and General Electric Investment Corporation (“GEIC”) merged with and into GEAM in March 2000.

Colin Burrell, Esq.
Senior Counsel
GE Capital Market Securities
201 High Ridge Road Stamford, CT 06905

with a copy to:
Craig Stewart, Esq.
Arnold & Porter LLP
399 Park Avenue
New York, NY 10022-4690

The Applicants request that the Commission issue the requested orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers, or other governing body, as applicable.  Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.  The certifications required by Rule 0-2(c)(1) under the Act are included on the signature pages to this Application.

Pursuant to Rule 0-2(c)(1) under the Act, GEAM hereby states that its undersigned Executive Vice President and General Counsel is authorized to sign and file this Application in its name and on its behalf and that GEAM has complied with all requirements for the execution and filing of this application in its name and on its behalf.

Dated: [•], 2011

GE ASSET MANAGEMENT INCORPORATED

By:	/DRAFT/
Name:	Matthew Simpson, Esq.
Title:	Executive Vice President and General Counsel

Pursuant to Rule 0-2(c)(1) under the Act, GEID hereby states that its undersigned President is authorized to sign and file this Application in its name and on its behalf and that GEID has complied with all requirements for the execution and filing of this application in its name and on its behalf.

Dated: [•], 2011

GE INVESTMENT DISTRIBUTORS, INC.

By:	/DRAFT/
Name:	Joseph M. Connors
Title:	President

Pursuant to Rule 0-2(c)(1) under the Act, GE Funding CMS hereby states that its undersigned President is authorized to sign and file this Application in its name and on its behalf and that GE Funding CMS has complied with all requirements for the execution and filing of this application in its name and on its behalf.

Dated: [•], 2011

GE FUNDING CAPITAL MARKET SERVICES, INC.

By:	/DRAFT/
Name:	William Fischer
Title:	President

EXHIBIT A

REGISTERED INVESTMENT COMPANIES TO WHICH GEAM AND GEID PROVIDE ADVISORY, SUB-ADVISORY, AND/OR PRINCIPAL UNDERWRITING SERVICES7
FUND NAME	GEAM FUNCTION	GEID FUNCTION
ELFUN International Equity Fund (CT Common Law Trust)2	Adviser	Principal Underwriter

ELFUN Diversified Fund (CT Common Law Trust) 2	Adviser	Principal Underwriter

ELFUN Income Fund (CT Common Law Trust) 2	Adviser	Principal Underwriter

ELFUN Trusts (NY Common Law Trust) 2	Adviser	Principal Underwriter

ELFUN Tax Exempt Income Fund (CT Common Law Trust) 2	Adviser	Principal Underwriter

ELFUN Money Market Fund (CT Common Law Trust) 2	Adviser	Principal Underwriter

GE S&S Income Fund (NY Common Law Trust) 2	Adviser	Principal Underwriter

GE S&S Program Mutual Fund (NY Common Law Trust) 2	Adviser	Principal Underwriter

GE Institutional Funds (DE Statutory Trust)	Adviser	Principal Underwriter
Small-Cap Equity Fund3
Small-Cap Growth Equity Fund4
Strategic Investment Fund
International Equity Fund
Premier Growth Equity Fund
U.S. Large-Cap Core Equity Fund, formerly known as “Core Value Equity Fund”
U.S. Equity Fund
S&P 500 Index Fund3
High Yield Fund4
Income Fund
Money Market Fund

GE Investments Funds, Inc. (VA Corporation)	Adviser	Principal Underwriter
Core Value Equity Fund
Small-Cap Equity Fund3
Europe Equity Fund4
Emerging Markets Equity Fund4
High Yield Fund4
Total Return Fund
S&P 500 Index Fund3
Money Market Fund
Real Estate Securities Fund3
International Equity Fund
Mid-Cap Equity Fund

_______________________
7

Premier Growth Equity Fund
U.S. Equity Fund
Income Fund

Highland Funds (MA Business Trust)	Sub-Adviser
Highland U.S. Equity Fund5
Highland Tax Exempt Fund5
Highland Short Term Government Fund5
Highland Fixed Income Fund5
Highland Global Equity Fund5
Highland International Equity Fund5
Highland Total Return Fund5
Highland Premier Growth Equity Fund5
Highland Money Market Fund II5
Highland Government Securities Fund5
Highland Core Value Equity Fund5

Transamerica Partners Money Market Portfolio5	Sub-Adviser

PNC Funds, Inc. – International Equity Fund5	Sub-Adviser

SEI Institutional Investments Trust	Sub-Adviser
Large-Cap Disciplined Equity Fund5

1	GEAM acts as an investment adviser or sub-adviser, while GEID acts as a principal underwriter, to the registered investment companies listed in this Exhibit A.

2	This investment company is an employees’ securities company.

3	This investment company is sub-advised by a third-party investment manager.

4	Not currently offered to investors.

5	GEAM acts as investment sub-adviser only to these investment companies.